Exhibit 99.5

ZenaTech Signs Offer to Acquire a Flight School Enabling Complex BVLOS Missions and Potential Drone as a Service (DaaS) US Government and Military Contracts

Vancouver, British Columbia, (August 14, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces that it has signed an offer to acquire a Florida-based FAA (Federal Aviation Authority) certified flight school that trains professional pilots for FAA Part 61 certification to be qualified as an airplane pilot and also for complex BVLOS (Beyond Visual Line of Sight) drone pilot operations. Upon completion, the acquisition will enable the company to build an internal team of Part 61-certified pilots and be positioned as drone regulations evolve and opportunities grow in the DaaS, government, and defense markets, including military contracts that mandate a Part 61 pilot-in-command.

Today, the most common commercial drone pilot credential is Part 107, like a drone “drivers’ licence” but without a flight test, it is obtained with only a written test and a few weeks of study. However, there are waivered or special flights that require additional pilot qualifications, such as when operating in restricted airspace, when coordination with air traffic control is required, and for complex BVLOS operations involving longer distances, higher risk, heavier payloads, or more challenging airspace.

"This acquisition allows us to train new pilots for our Drone as a Service business and enables our drone command centers to have qualified pilots to take on specialized commercial and major US government and military contracts,” said Shaun Passley, Ph.D., Zenatech CEO. “Preparing a qualified pilot workforce early ensures regulatory readiness, accelerates our market entry, and demonstrates our strategic commitment to future large-scale drone aviation operations and a national DaaS services network.”

Some big government or military drone jobs especially ones where the drone flies far beyond the pilot’s view (BVLOS) or in special, restricted airspace, require the person in charge of flying to be a licensed manned-aircraft pilot (a Part 61 pilot). This is often because the work is complex, involves high-risk areas, or needs close coordination with air traffic control, just like regular airplanes.

The FAA is moving toward a new system and drone rules where companies get a standing license to run BVLOS such as for specialized cargo drones, but they must prove they have the right people, training, aircraft, and procedures in place. Pilots will likely need extra BVLOS-specific credentials and larger drones may push the FAA to require Part 61-level training for the people in command.

The ZenaDrone 1000, a medium-sized (12’x7’) VTOL (Vertical Takeoff and Landing) capable of carrying ~40 kg with AI-enabled autonomy, secure communications via its proprietary DroneNet system, and rugged construction. It is designed for BVLOS (Beyond Visual Line of Sight) use, specialized cargo deliveries, inspections, and precision agriculture applications. Defense applications include ISR- Inspection, Surveillance, and Reconnaissance applications, and the company has completed paid trials with both the US Air Force and Navy Reserve for critical field cargo delivery (e.g., blood). The company is also working on a gas-powered version for longer flight times for applications such as border patrol and long-distance cargo missions.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.